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VIA EDGAR TRANSMISSION, FACSIMILE AND FEDERAL EXPRESS	File No. 037418-0007

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 6010

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director
Mary K. Fraser, Attorney-Advisor
Vanessa Robertson, Staff Accountant
Lisa Vanjoske, Staff Accountant

Re:	Novacea, Inc.
Amendment No. 2 to Registration Statement on Form S-1
filed April 14, 2006
File No. 333-131741

Ladies and Gentlemen:

On behalf of Novacea, Inc. (“Novacea” or the “Company”), we confirm receipt of the letter dated May 1, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). We are responding to the Staff’s comments on behalf of Novacea, as set forth below. The Staff’s comments are set forth below in bold and numbered to correspond to the numbered comments in the Staff’s letter. Novacea’s responses follow the Staff’s comments set forth below.

Simultaneously with the filing of this letter, Novacea is filing pre-effective Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which incorporates Novacea’s responses to the Staff’s comments. Courtesy copies of this letter and Amendment No. 3, which is specifically marked to show changes made to the Registration Statement, are being submitted to the Staff via overnight courier.

May 2, 2006

Prospectus Summary – page 1

1.	The first footnote to the table on page one now indicates that you expect to commence a “registration trial” in the second half of 2006. Please revise to explain what a registration trial is.

Novacea acknowledges the Staff’s comment and has provided additional definitional disclosure in Amendment No. 3 with respect to the term “registration trial”.

Use of Proceeds – page 30

2.	We note your response to comment 1 and your revised disclosure. However, we are reissuing our prior comment in part. It is unclear from your disclosure whether you expect to complete your Phase 3 clinical trial of DN-101, registration trial of vinorelbine oral and Phase I/II clinical trial of AQ4N using these proceeds and your cash, cash equivalents and marketable securities. Please clarify that you expect to complete each these clinical trial phases or disclose the estimated amounts you will need to complete each of these phases. To the extent that the amounts required may change based on variables that are currently unknown, provide your current estimates and explain the unknown variables and how these variables will affect your estimate.

Novacea acknowledges the Staff’s comment and has provided additional disclosure in Amendment No. 3 to address the Staff’s comment. In particular, Novacea has reviewed its anticipated use of proceeds and clarified that it expects to complete its Phase 1/2 clinical trial of AQ4N and registration trial of vinorelbine oral with the offering proceeds and Novacea’s cash, cash equivalents and marketable securities on hand following the offering. Novacea has also clarified that it does not currently expect to complete its Phase 3 clinical trial of DN-101 with the offering proceeds and Novacea’s cash, cash equivalents and marketable securities on hand following the offering. Finally, Novacea has clarified the amounts it currently estimates will be required to complete its Phase 3 clinical trial of DN-101, along with certain variables that may affect Novacea’s estimates .

Research and Development, page 35

3.	Please revise to discuss the risks relating to the timing and results of the clinical trials rather than cross referencing to the risk factor discussion.

Novacea acknowledges the Staff’s comment and has provided additional disclosure in Amendment No. 3 to describe the specific risks relating to the timing and results of Novacea’s clinical trials on page 37 of Amendment No. 3.

Obligations and Commitments – page 42

4.

We note your response to comment 3. However, we are reissuing the comment in part. The revised disclosure does not disclose the aggregate amount of potential milestone payments and the amounts paid to date for each agreement, including agreements where you may be required to make milestone payments and

May 2, 2006

agreements where you may be entitled to receive milestone payments. In addition, you have not disclosed any quantitative information regarding the payments you have received, or are entitled to receive, from Aventis. Please revise as we previously requested.

Novacea acknowledges the Staff’s comment and has provided additional disclosure on pages 42 to 46 to disclose the aggregate amount of potential milestone and other payments, as well as the amounts paid to date, for each agreement. Because Novacea cannot reasonably project the specific year in which it will make many of the future milestone payments under the agreements, Novacea has supplemented the table on page 46 by providing specific narrative disclosure related to its aggregate future milestone obligations on pages 42 to 46, which information was also disclosed on pages 42 to 46 of Amendment No. 2. In addition, Novacea has provided additional disclosure on page 46 of Amendment No. 3 regarding the payments that Novacea has received to date under each of its agreements with Aventis Pharmaceuticals, Inc., which information was also disclosed on page F-17 of Amendment No. 2, and the aggregate payments that Novacea is entitled to receive in future periods under such agreements.

*      *      *      *

Novacea respectfully advises the Staff that Novacea currently anticipates requesting that the Registration Statement become effective as of 3:00 p.m., Washington, D.C. time, on May 3, 2006, or as soon as practicable thereafter. If the Staff has any questions or would like to discuss any of the foregoing, please do not hesitate to contact the undersigned at (650) 463-3091 or Mark Roeder of this firm at (650) 463-3043.

Very truly yours,

/s/    Gregory T. Kerber

Gregory T. Kerber

of Latham & Watkins LLP

Enclosures

cc:	Bradford S. Goodwin, Novacea, Inc.

Edward C. Albini, Novacea, Inc.

Alan C. Mendelson, Esq., Latham & Watkins LLP

Mark V. Roeder, Esq., Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Emmeline L. Graham, Davis Polk & Wardwell LLP

Suzanne Hayes, SEC